03007865

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Champion Natural Health.com Inc

*CURRENT ADDRESS: 7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 4485 FISCAL YEAR 3/31/02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 3/31/03

82-4485
AR/S
3-31-02

CHAMPION NATURAL HEALTH.COM INC.

FINANCIAL STATEMENTS

MARCH 31, 2002

CHAMPION NATURAL HEALTH.COM INC.

MARCH 31, 2002

CONTENTS

AUDITORS' REPORT

To the Shareholders of
CHAMPION NATURAL HEALTH.COM INC.

We have audited the balance sheet of **CHAMPION NATURAL HEALTH.COM INC.** as at March 31, 2002 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at March 31, 2001 and for the year then ended were audited by another public accountant who expressed an opinion without reservation on those statements in his report dated July 13, 2001

(signed) KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
Chartered Accountants

Toronto, Ontario
July 23, 2002

CHAMPION NATURAL HEALTH.COM INC.

BALANCE SHEET
MARCH 31, 2002

ASSETS

	2002	2001
CURRENT		
Cash and cash equivalents	$ 196,535	$ 387,675
Sundry receivable	1,108	9,259
Mortgages receivable (Note 4)	19,937	2,998
	217,580	399,932
MORTGAGES RECEIVABLE (Note 4)	95,000	41,018
INVESTMENT IN COMPANIES (Note 3)	-	817,500
INTANGIBLE ASSETS (Note 5)	475,000	225,000
PROPERTY, PLANT AND EQUIPMENT (Note 6)	101,356	106,690
RENTAL REAL ESTATE	-	17,959
	$ 888,936	$ 1,608,099

LIABILITIES

	2002	2001
CURRENT		
Accounts payable and accrued liabilities (Note 7)	$ 16,275	$ 30,732
Loans payable (Note 7)	141,715	9,075
Mortgage payable (Note 8)	15,207	4,317
	173,197	44,124
LOANS PAYABLE (Note 7)	-	150,000
MORTGAGE PAYABLE (Note 8)	-	45,231
	173,197	239,355

SHAREHOLDERS' EQUITY

	2002	2001
CAPITAL STOCK (Note 9)	3,154,902	2,186,152
CONTRIBUTED SURPLUS	10,211	10,211
DEFICIT	(2,449,374)	(827,619)
	715,739	1,368,744
	$ 888,936	$ 1,608,099

See accompanying notes to financial statements.

APPROVED ON BEHALF OF THE BOARD:

Director - Larry Melnick

Director - SophieMelnick

CHAMPION NATURAL HEALTH.COM INC.

STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED MARCH 31, 2002

	2002	2001
REVENUE		
Rent	$ 4,026	$ 7,860
Interest	18,975	15,045
Consulting fees	-	120,000
	23,001	142,905
EXPENSES		
Officers' remuneration	24,000	24,000
Shareholders' information	18,099	10,779
Consulting fees	15,000	-
Professional fees	13,646	54,321
General	10,968	15,957
Transfer agent's fees and expenses	9,851	11,468
Maintenance fees	4,867	5,532
Interest	4,736	11,074
Rental	561	4,591
Amortization	55,334	31,645
	157,062	169,367
LOSS BEFORE THE FOLLOWING	(134,061)	(26,462)
OTHER REVENUE AND EXPENSES		
Write off of gaming assets	968,750	-
Loss on sale and write down of investments	377,500	-
Amortization of excess cost of acquisition	140,000	70,000
Loss on sale of rental real estate	1,444	3,207
Gain on sale of investment in securities	-	(40,913)
	1,487,694	32,294
NET LOSS FOR THE YEAR	(1,621,755)	(58,756)
DEFICIT, beginning of year	(827,619)	(768,863)
DEFICIT, end of year	$ (2,449,374)	$ (827,619)
LOSS PER BASIC AND FULLY DILUTED SHARE (Note 10)	$ (0.20)	$ (0.01)

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2002

	2002	2001
OPERATING ACTIVITIES		
Net loss for the year	$ (1,621,755)	$ (58,756)
Amortization	55,334	31,645
Amortization of excess cost of acquisition	140,000	70,000
Gain on sale of investment in securities	-	(40,913)
Loss on sale of rental real estate	1,444	3,207
Write off of gaming assets	968,750	-
Loss on sale and write down of investments	377,500	-
	(78,727)	5,183
Change in non-cash components of working capital		
Sundry receivable	8,151	41,363
Accounts payable and accrued liabilities	(14,457)	(33,184)
	(6,306)	8,179
	(85,033)	13,362
INVESTING ACTIVITIES		
Proceeds from disposal of securities	-	205,074
Mortgages receivable	(70,921)	25,456
Proceeds from disposal of rental real estate	16,515	32,210
Loans receivable	-	52,932
	(54,406)	315,672
FINANCING ACTIVITIES		
Mortgage payable	(34,341)	(55,638)
Loans payable	(17,360)	98,078
	(51,701)	42,440
CHANGE IN CASH AND CASH EQUIVALENTS	(191,140)	371,474
CASH AND CASH EQUIVALENTS, beginning of year	387,675	16,201
CASH AND CASH EQUIVALENTS, end of year	$ 196,535	$ 387,675
SUPPLEMENTARY INFORMATION		
Interest paid	$ 3,522	$ 9,938

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

1. DESCRIPTION OF BUSINESS

The Company is currently an investment-holding company with investments in natural health industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

Cash equivalents consists of short-term investments with maturities under 90 days.

(b) Investment in Companies

The Company accounts for its investments is significantly influenced companies (20% to 50% ownership) using the equity basis of accounting. The excess of cost over the net book value of assets acquired is being amortized over the five year period.
The investment in companies representing less than 20% ownership is accounted for on the cost basis.
In the case of permanent decline in value of the investee companies, the carrying value of the investment is written down to net realizable value.

(c) Foreign Currency Transactions

Accounts stated in other currencies are translated as follows:
- monetary assets and liabilities - at year-end rate;
- non-monetary assets - at historical rates;
- revenue and expenses - at average exchange rates in effect during the accounting year.

Exchange gains or losses are included in earnings.

(d) Property, Plant and Equipment and Rental Real Estate

These assets are stated at cost. Amortization is being provided for annually as follows:

Furniture	- 20%
Computer equipment	- 30%
Condominium	- 5%
Townhouse	- 4%

(e) Intangible Assets

Audio/video software license, acquired in exchange for shares, is stated at cost attributable to shares. Amortization is provided on a straight-line basis over the term of the license. The web site acquired in exchange for the shares of the investee corporation is stated at estimated fair market value. Amortization is provided on a straight-line basis over a three year period.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) **Stock-Based Compensation**

The Company uses the intrinsic value method to account for its stock-based employee compensation plan. As such, stock-based compensation is recorded if, on the date of grant, the current fair value of each underlying common share exceeds the exercise price per share. Stock-based compensation is recognized as an expense over the vesting period of the option.

(g) **Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

3. ACQUISITION OF COMPANIES

(a) On July 30, 2001, the Company entered into an agreement to purchase all of the issued and outstanding shares of Nevada Technologies Inc. ("Nevada") in consideration for issuing 2,500,000 subordinate voting shares valued at U.S. $625,000. Acquisition was accounted for using the purchase method of accounting with results of operations included from August 1, 2001. 100% of the purchase price was allocated to goodwill. Nevada is a gaming entertainment company. On October 25, 2001, the Company announced that it was taking a second quarter write down of $625,000 U.S. (100%) on the above acquisition due to developments at the time in the on-line gaming industry, namely, the introduction of the Anti-Terrorist Financing Act of 2001 to the United States House of Representatives, legislation which would prohibit credit card companies and other financial institutions from processing transactions related to internet gambling. On October 18, 2001 the U.S. House of Representative passed an amended bill without any reference to internet gambling. However, several banks in the U.S. had already stated they would not process credit card transactions related to internet gambling.

(b) During the fiscal year ended March 31, 2001, the Company, in exchange for 1,800,000 subordinate voting shares acquired 50% interest in E-com Marketing ("E-com") and ITEC Software Solutions Inc. ("ITEC") valued at $450,000. On March 26, 2002 these shares were sold in exchange for the web site valued at $300,000 (Note 5(b)).

(c) During fiscal year ended March 31, 2001, the Company in exchange for 1,000,000 subordinate voting shares acquired 50% interest in 1416382 Ontario Limited ("1416382") valued at $250,000. At the end of the current fiscal year, the Company has written its investment off based on an estimated fair market value.

(d) During the fiscal year ended March 31, 2001, the Company in exchange for 750,000 subordinate voting shares valued at $187,500 acquired 5% of J.R. Concepts Limited ("J.R. Concepts"). At the end of the current fiscal year, the company has written its investment off based on an estimated fair market value.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

4. MORTGAGES RECEIVABLE

	2002	2001
Wrap-around first mortgage receivable (Note 8) bears interest at 9% per annum, receivable in blended monthly payments of $277 and is due November 20, 2002.	$ 19,937	$ 44,016
Second mortgage receivable bears interest only at 10% per annum with monthly payments of $792 and is due October 12, 2003	95,000	-
	114,937	44,016
Less: Current portion	19,937	2,998
	$ 95,000	$ 41,018

5. INTANGIBLE ASSETS

	2002			2001
	Cost	Accumulated Amortization	Net	Net
License	250,000	75,000	175,000	225,000
Web site	300,000	-	300,000	-
	550,000	75,000	475,000	225,000

(a) **License**
During the fiscal year ended March 31, 2001, the Company issued 1,000,000 subordinate voting shares valued at $250,000 to acquire a non-exclusive audio/video software license which the Company is planning to utilize in the natural health business. The license is for the term of five years, commencing October 1, 2000 with an option to renew for another five years.

(b) **Web Site**
On March 26, 2002, the Company in exchange for its investment is shares of E-com and ITEC (Note 3(b)), acquired an ownership of a web site (site address: www.championnaturalhealth.com). Value assigned to the web site was the lower of the cost of shares exchanged and an estimated cost to develop the site. Commencing in fiscal 2003, the Company will amortize the cost over a three year period.

6. PROPERTY, PLANT AND EQUIPMENT

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Condominium	182,757	81,401	101,356	106,690
Furniture and equipment	4,278	4,278	-	-
	$ 187,035	$ 85,679	$ 101,356	$ 106,690

The bank has provided a line of credit of $100,000 which is secured by a lien on the condominium.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

7. RELATED PARTY TRANSACTIONS

(a) Loans payable to an officer and directors are due on demand and consist of the following:

	2002	2001
(i) Non-interest bearing	$ 15	$ 9,075
(ii) Bearing interest at rates varying between Nil and 4%	141,700	150,000
	141,715	159,075
Less: Current portion	141,715	9,075
	$ -	$ 150,000

(b) Accounts payable and accrued liabilities include $Nil (2001 - $14,000) in accrued salary to an officer.

8. MORTGAGE PAYABLE

First mortgage payable secured by a mortgage receivable (Note 4), bears interest at 9% per annum, payable in monthly payments of $203 and is due November 20, 2002.

9. CAPITAL STOCK

Authorized

Unlimited number of subordinate voting shares, entitled to 1 vote per share
Unlimited number of multiple voting shares, entitled to 100 votes per share
Unlimited number of Class A shares, issuable in series
Unlimited number of Class B shares, issuable in series

Issued	Subordinate Voting Shares		Multiple Voting Shares		Total
	#	$	#	$	$
Balance, April 1, 2000	5,641,377	$ 803,441	217,758	125,211	$ 928,652
Share consolidation on 1:5 basis	1,128,303	-	-	-	-
Issued in exchange for:					
acquisition of investment in companies (Note 3)	3,550,000	887,500	-	-	887,500
acquisition of license (Note 5)	1,000,000	250,000	-	-	250,000
acquisition of securities	480,000	120,000	-	-	120,000
Balance, March 31, 2001	6,158,303	2,060,941	217,758	125,211	2,186,152
Issued in exchange for:					
acquisition of a company (Note 3)	2,500,000	968,750	-	-	968,750
Balance, March 31, 2002	8,658,303	$ 3,029,691	217,758	$ 125,211	$ 3,154,902

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

9. CAPITAL STOCK (Continued)

Stock Options
Issued and Outstanding

	Option	Option Price $
Balance outstanding at March 31, 2001 and 2000	51,500	6.05 - 6.25
Granted	445,000	0.40
Cancelled	(40,000)	6.05
Expired	(11,500)	6.25
Balance outstanding at March 31, 2002	$ 445,000	0.40

Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Remaining Contractual Life	Exercise Prices
445,000	4.50	445,000	4.50	$ 0.40

10. LOSS PER SHARE

Loss per share is calculated using the weighted average number of shares outstanding during the year of 8,042,728 (2001 - 3,934,801). Outstanding 445,000 share options have no dilutive effect on loss per share.

11. FINANCIAL INSTRUMENTS

The Company is currently an investment holding company with investments in natural health industry.

The carrying amounts reflected in the balance sheet for sundry receivable, accounts payable and accrued liabilities, and loans payable approximate fair market value due to the short maturities of these instruments.

The carrying amounts for mortgages receivable, mortgage payable and loans payable approximate fair market value since their interest rates are equivalent to market rates.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

12. INCOME TAXES

As at March 31, 2002, the Company has non-capital losses totalling $880,000 carried forward for income tax purposes which are available to reduce future years' taxable income. The losses expire at various dates through 2009. The Company has allowable capital losses totalling $2,350,000 which can be carried forward indefinitely to reduce future capital gains.

The Company has a total of $130,000 in Canadian resource related deductions available to reduce future taxable income.

Future Tax Assets

	2002	2001
Net operating loss carry forward	$ 352,000	$ 300,000
Allowable capital loss carry forward	470,000	440,000
Excess of tax cost over accounting	200,000	-
Exploration and development expenditures	52,000	52,000
	1,074,000	792,000
Less: Valuation allowance	1,074,000	792,000
Net future tax assets	$ -	$ -

13. COMPARATIVE FIGURES

Certain of the comparative figures were reclassified to conform to the current year's presentation

14. NON-CASH TRANSACTIONS

In fiscal 2002 the Company acquired a web site valued at $300,000 in exchange for the shares of investee companies (Notes 3(b) and 5(b)); the Company acquired all of the issued and outstanding shares of Nevada (Note 3(a)) in exchange for issuing 2,500,000 subordinate voting shares valued at $968,750.

In fiscal 2001 the Company acquired investment in companies amounting to $1,007,500 (Notes 3(b,c and d)) and a license valued at $250,000 (Note 5 (a)) by issuance of 5,030,000 subordinate voting shares for total consideration of $1,257,500.

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

INFORMATION CIRCULAR
AS AT AUGUST 26, 2002

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CHAMPION NATURAL HEALTH.COM INC. (the "Company") of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the "meeting") to be held at 1 First Canadian Place, Suite 7210, Toronto, Ontario on Monday, September 30, 2002 at 2:00 o'clock in the afternoon (Toronto time) and at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Company at nominal cost. The cost of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

ELECTION OF DIRECTORS

The board of directors consists of three (3) directors to be elected annually. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name, Office and Principal Occupation [(1)]	Director Since	No. of Voting Securities Owned, Controlled or Directed as at August 26, 2002[(2)]
Larry Melnick[(3)] President, Secretary-Treasurer and Director. Self employed consultant.	February 22, 1988	60,190 subordinate voting 217,758 multiple voting
Sophie Melnick[(3)] Director. Retired.	September 28, 1993	1,000 subordinate voting
Michael Carsell[(3)] Director. Construction Worker.	July 20, 1992	400 subordinate voting

Notes:

(1) The principal occupations of the each of the nominees during the past five years is as set forth above.

(2) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(3) Member of the audit committee.

The term of office of each director will be from the date of the meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, **IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.**

EXECUTIVE COMPENSATION

Compensation Summary

The table below sets forth information concerning the compensation of the Company's chief executive officer for the Company's fiscal years ended March 31, 2002, 2001 and 2000.

Name and Principal Position	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					Awards		Payouts	
	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compen-sation ($)
Larry Melnick President	2002 2001 2000	$24,000 $24,000 $24,000	Nil Nil Nil	Nil Nil Nil	425,000(3) 45,500(3) 45,500(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Stock appreciation rights.

(2) Long term incentive plans.

(3) Options to acquire subordinate voting shares

Long Term Incentive Plan Awards

The Company has no long term incentive plan.

Stock Option Plan

On August 29, 1994, the shareholders of the Company approved the establishment of a stock option plan (the "Plan") relating to the subordinate voting shares of the Company. On September 24, 1998 shareholders of the Company approved an increase in the number of subordinate voting shares of the Company to be granted under the Plan. On September 28, 2001 shareholders of the Company increased the number of subordinate voting shares issuable upon the exercise of incentive stock options by 1,300,000 to a total of 1,500,000 subordinate voting shares. Eligibility for participation in the Plan is restricted to directors, officers, employees and consultants of the Company and its affiliates. The number of shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 1,500,000 subordinate voting shares in the aggregate and with respect to any one optionee 5% of the number of issued and outstanding subordinate voting shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value (i.e., the prevailing market price) of the subordinate voting shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director and/or officer of the Company, or upon the retirement, permanent disability or death of an optionee. The options are non-transferable.

Stock Option Grants

The following information concerns individual grants of options to purchase or acquire securities of the Company made during the most recently completed financial year ended March 31, 2002, to the Company's chief executive officer.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Larry Melnick President	425,000	95.5%	$0.40	N/A[(1)]	September 28, 2006

Notes:

(1) The subordinate voting shares are not listed or posted for trading on a stock exchange. Trades are reported on the Canadian Unlisted Board but no visible quote is available.

Stock Options Exercised and Held

The following information concerns each exercise of options during the most recently completed financial year ended March 31, 2002 by the Company's chief executive officer and the financial year-end value of unexercised options held, on an aggregated basis.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Larry Melnick	Nil	$Nil	425,000[(1)]/Nil	$Nil[(2)]/$Nil

Notes:

(1) Options to purchase 425,000 subordinate voting shares at a price of $0.40 per share exercisable on or before September 28, 2006.

(2) The subordinate voting shares are not listed or posted for trading on a stock exchange. Trades are reported on the Canadian Unlisted Board but no visible quote is available.

Employment and Management Agreements

The Company entered into an employment agreement made as of May 30, 1988, as amended, with Mr. Larry Melnick, 7 Bishop Avenue, Suite 404, Willowdale, Ontario pursuant to which the Company employs Mr. Melnick as President of the Company at a salary of $800 per month

($2,000 per month prior to January 1, 1991). The original term of the agreement was for one year commencing June 1, 1988, automatically renewable up to five years and subject to termination upon 60 days notice. On August 20, 1993 the board of directors further amended the employment agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. On August 11, 1998 the board of directors further amended the employment agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. Pursuant to the employment agreement, during the fiscal year ended March 31, 2002 the Company became obligated to pay to Mr. Melnick $9,600, which was paid.

On August 20, 1993, the Company entered into a management agreement with Mr. Melnick, to have effect from June 1, 1993, whereunder Mr. Melnick agreed to provide managerial and consulting services to the Company and hold the office of President of the Company. In consideration of such services, the Company agreed to pay to Mr. Melnick the sum of $1,200 per month. The term of such agreement was for five years commencing June 1, 1993, and was automatically renewable thereafter from year to year and may be earlier terminated by either party on ninety days written notice. On August 11, 1998 the board of directors amended the management agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. Upon termination prior to May 30, 2003 (including deemed termination in the event two or more persons who are not nominees of management of the Company are elected to the board of directors) Mr. Melnick shall be paid a lump sum severance payment equal to the balance of the payments to be paid in respect of the unexpired original term thereof. During the fiscal year of the Company ended March 31, 2002, the Company became obligated to pay to Mr. Melnick the sum of $14,400 pursuant to such management agreement, which was paid.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated. Generally, directors do not receive fees for attending meetings of the board of directors, committees of the board of directors or members. Directors participate in the Company's Stock Option Plan. During the financial year ended March 31, 2002, 445,000 options to acquire subordinate voting shares were granted to directors (including the chief executive officer). During such fiscal year no options to purchase common shares were exercised by directors (including the chief executive officer). Details of option grants to and exercises by directors are set out in the tables above.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF KRAFT, BERGER, GRILL, SCHWARTZ, COHEN AND MARCH LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Kraft, Berger, Grill, Schwartz, Cohen and March LLP were first appointed auditors of the Company on August 1, 2001.

REPORT OF DIRECTORS AND

AUDITED FINANCIAL STATEMENTS

The 2002 Annual Report, including the financial statements for the fiscal year ended March 31, 2002 and the report of the auditors thereon are annexed to the Information Circular and will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

SPECIAL BUSINESS

Arms' Length Private Placements and Debt Settlements

A quickly accessible and cost effective source of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing business activities and to make acquisitions, the Company may arrange private placement subscriptions for shares. The Company may also issue shares to arm's length creditors of the Company by way of private placements in satisfaction of indebtedness.

Shareholders are being asked to pass a resolution authorizing the Company to enter into private placement agreements with arm's length subscribers or debt settlement agreements with arm's length creditors during the ensuing twelve month period providing for the issuance of up to 100% of the number of subordinate voting shares outstanding as at the date of the meeting (namely 8,658,303 subordinate voting shares). It is not the current intention of management to issue the entire number of shares authorized pursuant to the proposed resolution. However, certain rules and policies of the Ontario Securities Commission and the rules and regulations of most Canadian stock exchanges ("Securities Legislation") require the approval of shareholders for a private placement (including debt settlements by way of a private placement) if, among other things, the number of shares of the class proposed to be issued is equal to or greater than 25% of the number of the issuer shares of that class outstanding before giving effect to the issuance of the shares which are subject of the private placement (and for purposes of such calculation, any warrant forming part of the private placement are usually deemed to have been exercised).

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements and debt settlements to be entered into during the next twelve months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement or debt settlement thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements or debt settlements.

The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Similarly, the Company will only agree to issue shares to settle debt owed by the Company to arm's length creditors if management believes the settlement terms are reasonable in the circumstances. No change in the control of the Company will result from the private placements or debt settlements. All private placements and debt settlements authorized hereunder will be made with, respectively, arm's length placees and arm's length creditors and the subscription prices will comply with applicable Securities Legislation.

In the event that shareholders do not pass the resolution authorizing the Company to issue up to 100% of the number of subordinate voting shares outstanding as at the date of the meeting (namely 8,658,303 subordinate voting shares) by way of private placements with arm's length subscribers or in settlement of debt with arm's length creditors, the Company may be required to seek shareholder approval for private placements or debt settlements negotiated hereafter.

In order to approve the above resolution, a majority of the votes cast at the meeting must be voted in favour thereof. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF AUTHORIZING PRIVATE PLACEMENTS UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.**

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM AT THE MEETING MAY DO SO** by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Company's transfer agent and registrar Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, not later than 4:30 p.m. (Toronto time) on September 26, 2002, or if the meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, proceeding the time of such adjourned meeting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the meeting has the right to vote in person and, if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the shares represented by the proxy shall be voting accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this circular, the management of the Company knows of no such amendments, variations or other matters to come before the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

At the date hereof, the Company has outstanding 217,758 multiple voting shares, each of which carries one hundred votes per share and 8,658,303 subordinate voting shares, each of which carries one vote per share. To the knowledge of the directors and officers of the Company, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of the Company are:

Name of Shareholder	Approximate No. of Securities So Owned, Controlled or Directed	Percent of the Class of Outstanding Voting Securities So Owned
Larry Melnick	217,758 Multiple Voting 60,190 Subordinate Voting	100% 0.695%
DOTCOM 2000 Inc.	1,000,000 Subordinate Voting	11.55%

Persons registered on the books of the Company at the close of business on August 23, 2002 (the "record date") and persons who are transferees of any shares acquired after such record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof sand demand, not later than 10 days before the annual and special meeting, that their names be included in the list of shareholders, are entitled to vote at the annual and special meeting of the Company.

Conversion of Multiple Voting Shares Purchased under a Takeover Bid

If an offeror shall directly or indirectly purchase multiple voting shares pursuant to an offer (i) which is a take-over bid as defined by the securities legislation applicable to such offer or (ii) which, if such securities legislation defines the threshold for a takeover bid in terms of a certain stated portion or percentage of securities (whether or not of any particular class or type) of a company or other issuer, would have been a takeover bid as defined by such securities legislation had such securities legislation not so defined such threshold but rather had defined such threshold as being voting securities of a corporation carrying the same stated portion or percentage of the votes carried by all securities, in the aggregate, of such corporation entitling the holders thereof to vote in an election of the directors of such corporation, under circumstances that such offeror would have been required by the securities legislation applicable to such offer to make that same offer, or a follow-up offer, for subordinate voting shares had such offer been made in respect of subordinate voting shares (and not the multiple voting shares) and had such offer constituted a take-over-bid as defined by such securities legislation, then the multiple voting shares so purchased shall be deemed to have been converted, immediately prior to the time that such offer was made, into an equal number of such subordinate voting shares unless either:

(i) the purchase was made pursuant to a take-over bid offer made to all holders of multiple voting shares resident in Canada, which take-over bid offer was also made to all holders of subordinate voting shares resident in Canada on terms which on all material respects treated such holders as if the shares of any such class which they held together comprised the same class of shares, or

(ii) not earlier than five business days prior to the date upon which the offer which constituted such take-over bid was made, and not later then the time that such purchase was completed, the purchaser or purchasers of such multiple voting shares made an unconditional offer to all holders of subordinate voting shares resident in Canada to purchase all subordinate voting shares held by them at a price per share at least as high, and payable in identical consideration, as the highest price per share paid pursuant to such take-over bid for any of the multiple voting shares so purchased.

OTHER MATERIAL FACTS

Directors' Advances

During the fiscal year ended March 31, 2002, $17,360 was repaid to directors by the Company decreasing the aggregate amount of advances made by directors to the Company to $141,715. Such amount bears interest between nil and 4% and is payable on demand. Subsequent to the year end, an additional $72,000 has been repaid.

GENERAL

Except where otherwise indicated, information contained herein is given as of August 26, 2002.

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the directors of the Company.

DATED this 26th day of August, 2002.

(Signed)
Larry Melnick, President